UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER 333-88480

NOTIFICATION OF LATE FILING	CUSIP NUMBER 05530G 102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
BBM Holdings, Inc.
Full Name of Registrant

Former Name if Applicable
61 Broadway, Suite 1905
Address of Principal Executive Office (Street and Number)
New York, NY 10006
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant’s quarterly report on Form 10-QSB could not be filed within the prescribed time period because of the complexity of combining financial information following the merger described in the Form 8-K filed by the Registrant on April 5, 2007. The Registrant is a small company with limited internal resources to dedicate to the preparation of this first post-merger Form 10-QSB, despite having engaged an outside consultant to assist the Registrant in the process.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Mary Ellen Kramer, President	212	405-1070
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☒ No ☐
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BBM Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2007	By: /s/ Mary Ellen Kramer
Mary Ellen Kramer, President

BBM Holdings, Inc.
May 15, 2007
Attachment regarding Part IV(3)

The operations of the Registrant for the quarter ended March 31, 2007 will consist almost entirely of the operations of Broadband Maritime, Inc., the Registrant’s wholly owned subsidiary acquired in the merger reported in the Registrant’s current report on Form 8-K filed April 5, 2007. Those operations are completely changed from the business operated by the Registrant in the same quarter in 2006. Broadband Maritime, Inc. has been a rapidly developing company, the operations of which have changed materially in the past year. Revenues for the three months ended March 31, 2007 increased almost 250% to approximately $130,000 while cost of sales also increased 34% to approximately $355,000. Higher selling, general and administrative costs and increased research and development expenses resulted in an increased net loss of approximately 46% to $1,622,000.